AT&T Inc. (T)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
AT&T shareholder since 2011.

Does the Chairman of the AT&T Corporate Governance Committee, Mr. Matthew Rose, deserve to be reelected?

The Securities and Exchange Commission issued “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” in April 2020:
It stated:
“In light of the possible difficulties for shareholder proponents to attend annual meetings in person to present their proposals, the staff encourages issuers [companies], to the extent feasible under state law, to provide shareholder proponents or their representatives with the ability to present their proposals through alternative means, such as by phone, during the 2020 proxy season.”

There is no SEC text that encourages a company to abolish a shareholder presentation of a rule 14a-8 proposal at an annual meeting – even temporarily.

AT&T is taking advantage of Covid-19 and prohibiting the shareholder presentation of the 3 rule 14a-8 shareholder proposals by their proponents at its online annual shareholder meeting on April 24. It is a conflict of interest for management to read hand picked parts of 3 shareholders proposals that it categorically opposes. This abolition of an important shareholder right is the responsibility of Mr. Rose. Plus Mr. Rose is the Lead Director of AT&T – a role that demands increased independence from a director. Mr. Rose also received the third highest negative director votes at the 2019 AT&T shareholder meeting – 130 million AGAINST votes. Mr. Rose is also a director at Fluor.

More information on this bad practice at AT&T can be found in this article:
“AT&T denies investors a dial-in as annual meeting goes online”
https://whbl.com/news/articles/2020/apr/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Another recent article said that AT&T CEO John Stankey received a 36% raise last year despite a string of corporate failures.
Say on executive pay is item 3 on the April 24 ballot.

Please vote in favor of shareholder proposal Item No. 4 – Independent Board Chairman
Please consider whether Mr. Rose deserves to be reelected.

The annual meeting is April 24.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.
The shareholder asks all shareholders to consider whether Mr. Rose deserves to be reelected.